Zentek Provides Update on

Rapid Detection Technology

Guelph, ON - November 9, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions, is pleased to provide an update on its leading-edge rapid detection platform:

• ZEN has contracted NeoVentures Biotechnology Inc. - a world leader in aptamer development and applications - which has validated the McMaster results against spike proteins and is currently optimizing and simplifying the technology in preparation for regulatory submission and commercial production. NeoVentures and ZEN are also working to develop a model to further improve detection limits and sensitivity

• ZEN has contracted axiVEND - specialists in the development and production of biosensors - to optimize the automated process of producing sensors on which customized aptamers will be deposited

• Through consultation with potential partners and in tandem with McMaster, developed an improved aptamer with a higher binding affinity for the COVID-19 Delta variant.

• Reduced the three-buffer methodology developed by the McMaster team to a two-buffer approach to simplify the user experience which would more easily support widespread adoption

• Optimized the production time of the aptamer-based sensor from 18 hours to 30 minutes with more consistent results

• Formalizing a research collaboration with McMaster to develop and produce new aptamers for high-priority, communicable pathogens on a recurring basis

• In active discussions with partners for key aspects of the supply chain and detection platform, including consumables, hardware, software and data management

"In collaboration with our partners, including Dr. Li and his entire McMaster team, we have made tremendous progress advancing our aptamer-based rapid detection platform toward commercialization. A key aspect of the technology is its adaptability through the production of new aptamers to detect different pathogens leveraging the existing platform - and the process of building out this aptamer and disease- detection library is well underway with our colleagues at McMaster.

We believe our combination of accuracy, speed, ease of use, scalability and affordability is unique in the market, and we will continue working diligently with our partners to optimize the technology and commercialize it as efficiently and effectively as possible," commented Greg Fenton, Zentek CEO.

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.